UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      December 2, 2005

Mr. Robert E. Pokusa
General Counsel and Corporate Secretary
Star Scientific, Inc.
801 Liberty Way
Chester, VA 23836



      Re:	Star Scientific, Inc.
		Registration Statement on Form S-3
      Filed November 14, 2005
		File No. 333-129689

		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 0-15324

Dear Mr. Pokusa:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-3 Filed November 14, 2005

General

1. The auditor consent included as Exhibit 23.2 references an audit report dated March 16, 2005, that was included in your annual report on Form 10-K for the year ended December 31, 2004. However, the audit report included in that document is dated March 14, 2005. Please consult with your auditors in reconciling this difference.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 31

Critical Accounting Estimates, page 35

2. We note that you identify four areas of accounting that you regard as critical to an understanding of your business, where the process of estimation may require difficult, subjective and /or complex judgments about matters that are highly uncertain. However, the disclosures you provide appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates.
Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 if you require further guidance.

Impairment of Long-Lived Assets, page 35

3. We have read your disclosure regarding your tobacco curing barns, and conclusion that no impairment resulted in 2004. However, considering that you did not generate leaf tobacco sales in the past two years (primarily due to your modified leaf purchase agreement), coupled with the absence of any royalty payment stream, patent infringement lawsuit, and continuing expectation of idle barns, it is unclear how you determined that these assets were not impaired at December 31, 2004. Please provide us with your impairment test analysis, including your estimates of future cash flows you used to test for recoverability and the underlying support for such cash flows, following the guidance in paragraphs 16 though 21 of SFAS 144, so that we may understand your conclusions in this regard. Describe the circumstances that arose in 2005 that altered your projections for recovery and led to impairment recognition in the subsequent period.

Results of Operations - Fiscal 2004 Compared to Fiscal 2003, page
36

4. We note that you classified "excess production costs," related to your ARIVA(r) and STONEWALL Hard Snuff(r) manufacturing lines, as general and administrative expenses in 2004. Similarly, in fiscal 2003, you state that a $1.2 million write down of ARIVA(r) equipment and $2.2 million of depreciation for the StarCured(r) tobacco curing barns were classified as general and administrative expenses. Ordinarily, all costs of sales, including costs of production and depreciation of assets utilized in production, must be reflected in measures of gross profit to comply with generally accepted accounting principles.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F1

5. The audit report included with your filing is not sufficient, as the auditor is not identified and there is no indication that the report has been signed. Please obtain and file an audit opinion that complies with Article 2-02 of Regulation S-X.

Consolidated Statements of Operations, page F3

6. It appears you have excluded depreciation and amortization from your cost of goods sold and gross profit measures. Although the separate presentation of multiple components of costs of good sold is permissible under the guidance in SAB Topic 11:B, with appropriate disclosure, this accommodation does not extend to measures of gross profit.

7. It appears you may need to correct your 2004 basic and diluted loss per common share to reflect the calculated amount of $0.27 presented in Note 10 to your consolidated financial statements.



Consolidated Statements of Stockholders` Equity, page F4

8. We note that, during 2004, you recorded a "revision in warrant price in exchange for change in debenture redemption provisions," of approximately $240,000. Please tell us the underlying nature of this transaction, how the adjustment amount was determined, and what accounting treatment you applied. Please cite all underlying accounting literature that supports your treatment.

Note 6 - Relationship with Brown & Williamson Tobacco Corporation, page F17

9. We note that you have had a history of interest-free financing transactions with B&W, including their financing of your tobacco curing barns, since 2001. Currently, it appears that you have outstanding interest-free obligations on the restructured debt related to the curing barns` financing, as well as restructured accounts payable due B&W. Please tell us what consideration you gave to APB 21 in assessing these payables, and on what basis you concluded that the imputation of interest was not required.

Note 16 - Commitments, contingencies, and other matters, page F33

10. Although you plan on continuing to challenge the Virginia Sales and Use Tax assessment, considering that you received the assessment in 2002, and your subsequent application for correction received an adverse decision from the Virginia Commissioner of Taxation in October
2004, it is unclear how you concluded that an accrual was unnecessary to recognize a probable loss at this time. While the subjectivity involved in the evaluation of facts prior to a court ruling may often lead to a conclusion that a loss is not probable, once a court having jurisdiction renders an unfavorable judgment, not recording a loss is regarded as comparable to gain recognition, as you must presume that ruling will be overturned or otherwise invalidated. The guidance in paragraph 17 of SFAS 5 generally precludes recognizing gain contingencies.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	W. O`Neill
      D. Delaney
      K. Hiller
      C. Moncada-Terry

Robert E. Pokusa
Star Scientific, Inc.
December 2, 2005
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